# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHL TELEMEDICINE LTD, CIK 0001166834
CUSIP: 78423T200
Title of class of securities: Ordinary shares, nominal value NIS 0.01 per share
Address of issuer's principal executive offices: 90 Yigal Alon Street, Tel Aviv, Israel (L3), 67891
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0001178913-23-003953
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd. c/o Tsahy Alon, General Counsel, 23 Yehuda Halevi St., Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman Attn:, Ron Ben-Menachem, Adv., 6 Yitzhak Sadeh St., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 5,624,944; sole dispositive power 0; shared dispositive power 5,624,944; aggregate amount beneficially owned 5,624,944 (15.18% of the class)
  Comment: Percentage reported in Item 13 above is based on 37,059,946 ordinary shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on December 3, 2025).
- Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 5,624,944; sole dispositive power 0; shared dispositive power 5,624,944; aggregate amount beneficially owned 5,624,944 (15.18% of the class)
  Comment: Percentage reported in Item 13 above is based on 37,059,946 ordinary shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on December 3, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 5,624,944; sole dispositive power 0; shared dispositive power 5,624,944; aggregate amount beneficially owned 5,624,944 (15.18% of the class)
  Comment: Percentage reported in Item 13 above is based on 37,059,946 ordinary shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on December 3, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), personal funds (PF), other (OO); sole voting power 0; shared voting power 5,624,944; sole dispositive power 0; shared dispositive power 5,624,944; aggregate amount beneficially owned 5,624,944 (15.18% of the class)
  Comment: Percentage reported in Item 13 above is based on 37,059,946 ordinary shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on December 3, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value NIS 0.01 per share
Name of issuer: SHL TELEMEDICINE LTD
Address of issuer's principal executive offices: 90 Yigal Alon Street, Tel Aviv, Israel (L3), 67891
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 21, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed on February 12, 2024 (the "Schedule 13D"), with respect to the ordinary shares, nominal value NIS 0.01 per share (the "Ordinary Shares"), of SHL Telemedicine Ltd., a company incorporated in Israel ("SHL" or the "Issuer"). The address of the principal executive office of SHL is 90 Yigal Alon Street, Tel Aviv 67891, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

On December 3, 2025, the Issuer announced completion of a rights offering in which each of the Reporting Persons subscribed fully (the "Rights Offering"). In the Rights Offering, the Reporting Persons paid the Issuer approximately $0.76 per Ordinary Share, investing an aggregate of approximately $3.2 million, as follows: Mr. Nouberger has invested approximately $0.8 million in personal funds to acquire 1,128,168 Ordinary Shares he owns directly; Mr. Shamrich has invested approximately $0.2 million in personal funds to acquire 216,000 Ordinary Shares he owns directly; Value Base has invested approximately $1.3 million of its equity to acquire 1,708,077 Ordinary Shares it owns directly; and the Limited Partnership has invested approximately $0.9 million of its equity to acquire 1,166,463 Ordinary Shares it holds directly.

Purchase costs described above were converted from Swiss Francs to U.S. Dollars based on the exchange rate on the original purchase dates.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

The information set forth in Item 3 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

As of the date hereof, the General Partner may be deemed to be the beneficial owner of the 1,555,284 Ordinary Shares held directly by the Limited Partnership, which represents approximately 4.20% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base owns directly (and therefore is deemed the beneficial owner of) 2,277,436 Ordinary Shares. As the sole owner of the General Partner, Value Base may be deemed the indirect beneficial owner of 1,555,284 Ordinary Shares beneficially owned by the General Partner, which together with the Ordinary Shares it owns directly represents 3,832,720 Ordinary Shares or approximately 10.34% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich owns directly (and therefore is deemed the beneficial owner of) 288,000 Ordinary Shares and, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 3,832,720 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly represents 4,120,720 Ordinary Shares or approximately 11.12% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger owns directly (and therefore is deemed the beneficial owner of) 1,504,224 Ordinary Shares and, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 3,832,720 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly represents 5,336,944 Ordinary Shares or approximately 14.40% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), each of the General Partner, Value Base, Mr. Shamrich and Mr. Nouberger may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 5,624,944 Ordinary Shares held in the aggregate by the reporting persons, which represent approximately 15.18% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 37,059,946 ordinary shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on December 3, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in this Amendment No. 2, to the best of the Reporting Persons' knowledge none of the persons named in Item 2 effected any other transactions in the Ordinary Shares during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows:

The following Exhibits are filed herewith:

1. Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2023 (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D)

2. Letter from Value Base Ltd. to the Board of Directors of SHL Telemedicine Ltd., dated December 14, 2023 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D)

3. Attorney's Certification certifying the signature authority of person(s) signing on behalf of Value Base Hedge Fund Ltd., dated as of December 21, 2013 (incorporated herein by reference to Exhibit 3 of the Original Schedule 13D)

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (12/04/2025)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (12/04/2025)
- Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership: /s/ Ido Nouberger, Ido Nouberger/Director (12/04/2025)
- Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership: /s/ Victor Shamrich, Victor Shamrich/Director (12/04/2025)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (12/04/2025)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (12/04/2025)
Comment: * Evidence of signature authority attached as Exhibit 3 to this Schedule 13D.